UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                       For the month of: February 8, 2006
                        Commission File Number: 000-30827

                         CLICKSOFTWARE TECHNOLOGIES LTD.
                 (Translation of registrant's name into English)

                               34 Ha-Barzel Street
                             TEL-AVIV 69710, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Indicate by check mark, whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

     Attached hereto and incorporated by reference herein is the registrant's press release announcing its fourth quarter and year ended December 31, 2005 earnings results, issued on February 8, 2006.

       THE INFORMATION IN THIS FORM 6-K OF CLICKSOFTWARE TECHNOLOGIES LTD.
 (THE "COMPANY") IS INCORPORATED BY REFERENCE INTO THE FORM S-8 OF THE COMPANY,
     REGISTRATION NUMBER 333-115003, FILED WITH THE SECURITIES AND EXCHANGE
                         COMMISSION ON APRIL 29, 2004.


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 CLICKSOFTWARE TECHNOLOGIES LTD.
                                                 (Registrant)


                                                 By: /s/ Shmuel Arvatz
                                                 ---------------------
                                                 Shmuel Arvatz
                                                 Executive Vice President and
                                                 Chief Financial Officer

Date: February 8, 2006

CONTACTS:
Shmuel Arvatz                               Howard Kalt
Chief Financial Officer                     Kalt Rosen & Co.
+972-3-7659467                              (415) 397-2686
Shmuel.Arvatz@clicksoftware.com             info@KRC-IR.com


             CLICKSOFTWARE REPORTS FINANCIAL RESULTS FOR THE FOURTH
                    QUARTER AND YEAR ENDED DECEMBER 31, 2005

                ALTHOUGH REPORTED REVENUES BELOW PRIOR QUARTERS,
                 DEFERRED REVENUES AND BACKLOG AT RECORD LEVELS

--------------------------------------------------------------------------------

BURLINGTON, MA, FEBRUARY 8, 2006 - ClickSoftware Technologies, Ltd., (NasdaqSC:
CKSW), the leading provider of workforce and service optimization solutions, today announced results for the fourth quarter and year ended December 31, 2005. The company had previously announced financial results on a preliminary basis on January 19, 2006.

For the fourth quarter ended December 31, 2005, total revenues were $5.9 million, with a net loss of $740,000, or $0.03 per share. This compares with revenues of $6.8 million and a net income of $428,000, or $0.02 per share, for the same period last year, and revenues of $6.1 million and a net loss of $307,000, or $0.01 per share, for the third quarter of 2005.

"While our reported revenues were down for the fourth quarter, deferred revenues increased to $5.0 million, compared to $4.5 million in the third quarter of 2005 and $3.0 million at the end of the fourth quarter of 2004. In fact, we booked $7.9 million in business in the fourth quarter, resulting in a book-to-recognition ratio of 135%, the highest in recent quarters. For all of 2005, we booked $28.5 million in business. Accordingly, the backlog and deferred revenues accelerated as we entered 2006, and represents approximately 60% of the company's total revenues for all of 2005," said Dr. Moshe BenBassat, Chairman and Chief Executive Officer.

Software license revenues for the fourth quarter of 2005 were $1.7 million, while service revenues were $4.2 million. This compares to software license revenues of $3.9 million and service revenues of $2.9 million for the same period last year, and $1.8 million and $4.3 million, respectively, in the third quarter of 2005.

Gross profit in the fourth quarter of 2005 was $3.2 million, or 55% of revenues, compared to $4.5 million, or 66% of revenues, in the same period last year, and $3.5 million, or 58% of revenues, in the third quarter of 2005.

As of December 31, 2005, the company had cash, cash equivalents and short and long-term investments of $13.8 million, up by $1.8 million from $12.0 million as of December 31, 2004 and up by $0.7 from $13.1 million as of September 30, 2005. Net cash provided by operating activities was $2 million during 2005 and $0.8 million in the fourth quarter of 2005.

FULL YEAR RESULTS

Total revenues for 2005 were $24.1 million with a consolidated net loss of $2.0 million, or $0.07 per share. This compares with revenues of $22.7 million and net income of $0.9 million, or $0.03 per share, for 2004.

OUTLOOK

The company currently believes that revenues for all of 2006 should grow by approximately 15% over 2005.

INVESTOR CONFERENCE CALL

ClickSoftware will host a conference call today at 9:30 a.m. ET to discuss these results and answer questions from the investment community. To participate, please call (888) 802-2275 and ask for the ClickSoftware conference call. International participants, please call (913) 312-1267. The conference call will be simultaneously webcast (in listen mode only) and is available via the Internet at http://www.clicksoftware.com. A replay of this call will be available on the ClickSoftware website, or by calling (888) 203-1112 (international callers can dial (719) 457-0820). The passcode for the replay is 4983703.

ABOUT CLICKSOFTWARE

ClickSoftware is the leading provider of workforce and service optimization solutions that maximize workforce productivity and customer satisfaction while minimizing operations costs. ClickSoftware's ServiceOptimization Suite provides an integrated, intelligent solution for automatic, efficient, and effective decisions over the entire service decision-making chain. It includes reliable customer demand and workload forecasting, strategic and tactical capacity planning, optimized shift planning, daily service scheduling, troubleshooting and repair support, wireless workforce management, and business analytics, connecting all organizational levels and functions.

The company has offices in Burlington, MA; Tel-Aviv, Israel; North America; Europe; and Asia Pacific. For more information about ClickSoftware, call (781) 272-5903 or (888) 438-3308 or visit http://www.clicksoftware.com

This press release contains express or implied forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Exchange Act. These forward-looking statements include, but are not limited to, those regarding future results of operations, visibility into future periods, continued growth and rate of growth, and expectations regarding future closing of contracts, recognition of revenues and deferred revenues. Such "forward-looking statements" involve known and unknown risks, uncertainties and other factors, which may cause actual results or performance to be materially different from those projected. Achievement of these results by Clicksoftware and its subsidiaries may be affected by many factors, including among others, the following: risks and uncertainties regarding the general economic outlook; the length of or change in the company's sales cycle; the company's ability to close sales to potential customers in a timely manner; the company's ability to maintain or increase relationships with strategic partners; timing of revenue recognition; and the company's ability to maintain or increase its sales pipeline. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in ClickSoftware's annual report on Form 10-K for the year ended December 31, 2004 and subsequent filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Note:  Financial Schedules Attached

                         CLICKSOFTWARE TECHNOLOGIES LTD.
                           CONSOLIDATED BALANCE SHEETS
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                    DECEMBER 31       DECEMBER 31
                                                                     --------           --------
                                                                       2005               2004
                                                                     --------           --------
                       ASSETS

CURRENT ASSETS
    CASH AND CASH EQUIVALENTS                                        $ 10,467           $  4,196
    SHORT-TERM INVESTMENTS                                              3,111              7,533
    TRADE RECEIVABLES, NET                                              4,118              5,317
    OTHER RECEIVABLES AND PREPAID EXPENSES                              1,083                982
                                                                     --------           --------
                    TOTAL CURRENT ASSETS                               18,779             18,028
                                                                     --------           --------

FIXED ASSETS
    COST                                                                3,451              3,713
    LESS - ACCUMULATED DEPRECIATION                                     2,450              2,646
                                                                     --------           --------
                    TOTAL FIXED ASSETS                                  1,001              1,067
                                                                     --------           --------

    LONG-TERM INVESTMENTS                                                 264                264
   SEVERANCE PAY DEPOSITS                                                 960                890
                                                                     --------           --------

             TOTAL ASSETS                                            $ 21,004           $ 20,249
                                                                     ========           ========

                       LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
    ACCOUNTS PAYABLE AND ACCRUED EXPENSES                               4,924              4,731
    DEFERRED REVENUES                                                   5,031              2,969
                                                                     --------           --------
                    TOTAL CURRENT LIABILITIES                           9,955              7,700
                                                                     --------           --------
LONG TERM LIABILITIES
    ACCRUED SEVERANCE PAY                                               1,786              1,677
                                                                     --------           --------
                    TOTAL LONG-TERM LIABILITIES                         1,786              1,677
                                                                     --------           --------

                    TOTAL LIABILITIES                                  11,741              9,377
                                                                     --------           --------

SHAREHOLDERS' EQUITY
    ORDINARY SHARES OF NIS 0.02 PAR VALUE                                 111                110
    ADDITIONAL PAID-IN CAPITAL                                         71,220             70,930
    DEFERRED STOCK COMPENSATION                                          (216)              (309)
    ACCUMULATED DEFICIT                                               (61,809)           (59,816)
    TREASURY STOCK, AT COST:  39,000 SHARES                               (43)               (43)
                                                                     --------           --------
                    TOTAL SHAREHOLDERS' EQUITY                          9,263             10,872
                                                                     --------           --------

             TOTAL LIABILITY AND SHAREHOLDERS' EQUITY                $ 21,004           $ 20,249
                                                                     ========           ========

                         CLICKSOFTWARE TECHNOLOGIES LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)


                                                                              THREE MONTHS ENDED

                                                             DECEMBER 31, 2005                   DECEMBER 31, 2004
                                                       ------------------------------       -----------------------------
                                                             $          % OF REVENUES             $          % OF REVENUES
                                                       ------------      ------------       ------------     ------------
REVENUES:
       SOFTWARE LICENSE                                $      1,683                29%      $      3,943               58%
       SERVICES                                               4,176                71%             2,878               42%
                                                       ------------      ------------       ------------     ------------
             TOTAL REVENUES                                   5,859               100%             6,821              100%
                                                       ------------      ------------       ------------     ------------
COST OF REVENUES:
       SOFTWARE LICENSE                                         446                 8%               523                8%
       SERVICES                                               2,200                37%             1,765               26%
                                                       ------------      ------------       ------------     ------------
             TOTAL COST OF REVENUES                           2,646                45%             2,288               34%
                                                       ------------      ------------       ------------     ------------

GROSS PROFIT                                                  3,213                55%             4,533               66%
                                                       ------------      ------------       ------------     ------------
OPERATING EXPENSES:
       RESEARCH AND DEVELOPMENT COSTS, NET                      823                14%               757               11%
       SELLING AND MARKETING EXPENSES                         2,484                42%             2,713               40%
       GENERAL AND ADMINISTRATIVE EXPENSES                      740                13%               708               10%
       AMORTIZATION OF DEFERRED STOCK-BASED
       COMPENSATION                                               5                 0%                 3                0%
                                                       ------------      ------------       ------------     ------------

             TOTAL OPERATING EXPENSES                         4,052                69%             4,181               61%
                                                       ------------      ------------       ------------     ------------

(LOSS) INCOME FROM OPERATIONS                                  (839)              (14)%              352                5%
INTEREST AND OTHER INCOME, NET                                   99                 1%                76                1%
                                                       ------------      ------------       ------------     ------------
NET (LOSS) INCOME                                      $       (740)              (13)%     $        428                6%
                                                       ------------      ------------       ------------     ------------

NET (LOSS) INCOME PER ORDINARY SHARE:
BASIC                                                  $      (0.03)                        $       0.02
                                                       ------------                         ------------
DILUTED                                                $      (0.03)                        $       0.02
                                                       ------------                         ------------
SHARES USED IN COMPUTING BASIC NET (LOSS) INCOME
PER SHARE                                                27,618,192                           27,319,177
                                                       ------------                         ------------
SHARES USED IN COMPUTING DILUTED NET (LOSS) INCOME
PER SHARE                                                27,618,192                           28,293,031
                                                       ------------                         ------------

                         CLICKSOFTWARE TECHNOLOGIES LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)


                                                                                  YEAR ENDED
                                                             DECEMBER 31, 2005                   DECEMBER 31, 2004
                                                       ------------------------------       -----------------------------
                                                             $           % OF REVENUES            $         % OF REVENUES
                                                       ------------      ------------       ------------     ------------
REVENUES:
       SOFTWARE LICENSE                                $      8,235                34%      $     10,603               47%
       SERVICES                                              15,832                66%            12,102               53%
                                                       ------------      ------------       ------------     ------------
             TOTAL REVENUES                                  24,067               100%            22,705              100%
                                                       ------------      ------------       ------------     ------------
COST OF REVENUES:
       SOFTWARE LICENSE                                       1,541                 6%             1,109                5%
       SERVICES                                               8,251                34%             6,395               28%
                                                       ------------      ------------       ------------     ------------
             TOTAL COST OF REVENUES                           9,792                40%             7,504               33%
                                                       ------------      ------------       ------------     ------------

GROSS PROFIT                                                 14,275                60%            15,201               67%
                                                       ------------      ------------       ------------     ------------
OPERATING EXPENSES:
       RESEARCH AND DEVELOPMENT COSTS, NET                    3,128                13%             2,710               12%
       SELLING AND MARKETING EXPENSES                        10,124                42%             8,939               39%
       GENERAL AND ADMINISTRATIVE EXPENSES                    3,119                13%             2,809               13%
       AMORTIZATION OF DEFERRED STOCK-BASED
       COMPENSATION                                              19                 0%                 9                0%
                                                       ------------      ------------       ------------     ------------

             TOTAL OPERATING EXPENSES                        16,390                68%            14,467               64%
                                                       ------------      ------------       ------------     ------------

(LOSS) INCOME FROM OPERATIONS                                (2,115)               (8)%              734                3%
INTEREST AND OTHER INCOME, NET                                  122                 0%               179                1%
                                                       ------------      ------------       ------------     ------------
NET (LOSS) INCOME                                      $     (1,993)               (8)%     $        913                4%
                                                       ------------      ------------       ------------     ------------

NET (LOSS) INCOME PER ORDINARY SHARE:
BASIC                                                  $      (0.07)                        $       0.03
                                                       ------------                         ------------
DILUTED                                                $      (0.07)                        $       0.03
                                                       ------------                         ------------
SHARES USED IN COMPUTING BASIC NET (LOSS) INCOME
PER SHARE                                                27,514,262                           27,202,804
                                                       ------------                         ------------
SHARES USED IN COMPUTING DILUTED NET (LOSS) INCOME
PER SHARE                                                27,514,262                           28,336,450
                                                       ------------                         ------------